April 9, 2015

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	XBiotech Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 27, 2015
File No. 333-201813

Dear Mr. Riedler:

On behalf of XBiotech Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) received by letter dated April 7, 2015 relating to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 submitted to the SEC on March 27, 2015.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which reflects the Company’s responses to the comments received by the Staff and certain updated information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No.3, as applicable.

Business

Current Clinical Investigation Activity

US Registration Study Oncology, page 56

1.	We note your response to our prior comment 2. As indicated in you response letter, please revise your disclosure to state that the FDA placed your oncology study on a partial clinical hold on July 10, 2014 and briefly explain the reason for the hold.

The Company has revised the disclosure on pages 56 and 57 of Amendment No. 3 to the Registration Statement to state that the FDA placed its oncology study on a partial clinical hold on July 10, 2014 and explains the reasons for the hold.

* * * * * *

Thank you for your consideration. Please direct your questions or comments regarding the Company’s responses to the undersigned at (239) 434-4905 or laura.holm@quarles.com. Thank you for your assistance.

Sincerely,

Quarles & Brady LLP

/s/ Laura M. Holm

Laura M. Holm

Enclosures

cc (w/encl.)	John Simard, Chief Executive Officer
XBiotech Inc.

James R. Tanenbaum, Esq.
Morrison & Foerster LLP